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November 15, 2013

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Dominic Minore
Senior Counsel
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Firsthand Technology Value Fund, Inc.
Registration Statement on Form N-2 (File Nos. 333-186158 and 814-00830)
Pre-Effective Amendment No. 2

Dear Mr. Minore:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client, Firsthand Technology Value Fund, Inc. (the “Fund”), is Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Fund’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 23, 2013 (the “Initial Registration Statement”).  Amendment No. 2 is marked to show changes from the Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 filed with the Commission on October 4, 2013 (“Amendment No.1”).  The Initial Registration Statement, as amended by Amendments Nos. 1 and 2 and all future amendments, is referred to herein as the “Registration Statement.”

Amendment No. 2 is being filed in response to oral comments given by Mr. Dominic Minore of the staff of the Commission (the “Staff”) and received by John Della Grotta of Paul Hastings LLP, counsel to the Fund, on October 30, 2013 (the “Staff Comments”).  The numbered italicized paragraphs below correspond to the Staff Comments.  Page references in the text of this response letter correspond to the page numbers in Pre-Effective Amendment No. 2.

Mr. Dominic Minore
Senior Counsel
U.S. Securities and Exchange Commission
November 15, 2013

Cover Page

1.            Comment:  In the third paragraph, last sentence, after the third word, insert the words "offer or".

Response:  Comment accepted.  The words “offer or” have been inserted on the Cover Page of the Base Prospectus in Amendment No. 2 in the suggested place.

Prospectus Summary – Our Portfolio Investments (Page 2)

2.           Comment: In the Table entitled "Our Portfolio Investments," delete the header in column four with the caption "Percent of Net Assets" and replace it with "Total Gross Assets".

Response:  Comment accepted.  The header in column four in the Table has been renamed “Total Gross Assets” and the Table has been updated to September 30, 2013

Fees and Expenses Table – (Page 8)

3.           Comment:  Footnote 5.  Does the Fund use derivatives?  If so, please advise us how derivatives will be valued for purposes of determining value in Footnote (5).  Also, in your response to us, please provide an affirmative statement that the Fund will not use the notional value of its derivative investments for determining value.

Response:  Comment accepted.  Yes, the Fund uses derivatives.  It (i) buys call options on stock indices; (ii) writes covered calls on stock; and (iii) buys put options on stock or stock indices.  The Fund advises the Staff that for purposes of determining the Fund’s total assets, the Fund values derivative instruments based on their respective current fair market values.  The Fund also advises the Staff that it will not use the notional value of its derivative investments in determining value.

Market and Net Asset Value Information – (Page 11)

4.           Comment:  Please update the table to include data for the quarter ended September 30, 2013.

Response:  Comment accepted.  The information relating to the quarter ended September 30, 2013 has been included in the Table on page 11 of Amendment No. 2.

Use of Proceeds (Page 13) – (Page 13)

5.           Comment:  Please provide information and the following additional  disclosure in the "Use of Proceeds" section of the Prospectus:

Mr. Dominic Minore
Senior Counsel
U.S. Securities and Exchange Commission
November 15, 2013

•	The Fund has had almost two years to invest 100% of its funds. How close is it to fully investing all the funds?

•
Include into the Use of Proceeds disclosure, the reasons why the Fund has not been able to invest the funds more quickly?   Use the reasons set forth in the second paragraph of the October 4, 2013 filed by Paul Hastings, LLP on behalf of the Fund (the October 4th Response Letter”);

•
In the third paragraph under "Use of Proceeds," add back the last sentence "Given the current low return for short-term fixed income investments, and given the Company's management fee and other expenses, the Company may have lower returns or lose money until it becomes fully invested.

Response:  Comment accepted.  The Fund has amended the Use of Proceeds section in Amendment No. 2 consistent with the three points raised by the Staff.

Equity Positions of the Fund which May Be Subject to IPO Speculation

6.           Comment:  The Staff notes that in the Fund's response to Comment 3 in its  October 4th Response Letter, it should add to the list of emphasized bullet point disclosures the following "[t]he  premium may  also be reduced or eliminated if and when certain of our portfolio companies complete initial public offerings."

Response:  Comment accepted.  To the extent that the Fund and one of the Fund’s portfolio companies are concurrently engaged in a securities offering, the Fund will assess the situation at the time and would likely conclude that disclosure be made in the Fund’s prospectus supplement consistent with the changes made in Amendment No. 1.  For example, legend disclosure similar to the revised Base Prospectus on the front page of a Prospectus Supplement, supplemented as needed; and disclosure in the Prospectus Summary of a Prospectus Supplement, similar to the revised disclosure under the caption “Prospectus Summary –Trading at a Discount/Premium” in the Base Prospectus which explains the trading volatility of our shares of common stock, particularly as it relates to the Fund’s net asset value.  Specifically, the section makes the following points:

•
The market price of the Fund’s common stock may be affected by significant trading in one or more of the Fund’s portfolio securities immediately prior to their public offering, at times making the market price of the Fund’s shares of common stock rise;

•
The market price of the Fund’s common stock may be affected by significant trading in one or more of the Fund’s portfolio securities upon completion of such company’s initial public offering, at times, causing the market price to decrease;

Mr. Dominic Minore
Senior Counsel
U.S. Securities and Exchange Commission
November 15, 2013

•
Any issuance of additional shares of the Fund’s common stock may have an adverse effect on the prices of the Fund’s shares of common stock in the secondary market by increasing the number of shares of common stock available;

•	The Fund cannot predict whether its shares of common stock will trade above, at or below its net asset value; or

•	The premium may also be reduced or eliminated if and when certain of our portfolio companies complete initial public offerings.

Portfolio Composition -- (Page 27)

7.          Comment:  Add to or after the last sentence of the first paragraph of page 27 the amount of the Fund’s Net Asset Value at June 30, 2013 and December 31, 2012 which corresponds to fair value of the Fund's investment portfolio of $85.7million as of June 30, 2013 and $59.2  million as of December 31, 2012.

Response:  Comment accepted.  A new last sentence of the first paragraph relating to the Fund’s NAV as of June 30, 2013 and December 31, 2012 has been added.

Management’s Discussion and Analysis of Financial Condition and Results of Operation - Portfolio Composition Table -- (Page 27)

8.           Comment:  What is included in the line item entitled "Other Assets in Excess of Liabilities?"   If cash and cash equivalents, then please rename the line item.

Response:  Comment accepted.  The title of the line item “Other Assets in Excess of Liabilities” has been changed to “Cash and Cash Equivalents.”  In addition, a new line item, immediately below that line item entitled “Other Assets in Excess of Liabilities” has been added. That line item has not been footnoted because the amount is not material.

Management’s Discussion and Analysis of Financial Condition and Results of Operation – Investment Income -- (Page 30)

9.           Comment:  Is any part of the $305,847 of interest income referenced in the second paragraph of the disclosure, accrued on convertible note investments with Silicon Genesis Corporation PIK (Payment in Kind) interest? If yes, disclose what part and define "PIK."   If no, disclose that all interest income is in cash.

Response:  Comment accepted.  Of the $305,847 interest income referred to in the second paragraph of the referenced disclosure, $5,342 represents cash interest income received from the Fund’s investment in the Fidelity Institutional Money Market Treasury Portfolio and the remainder represents payment-in-kind, or PIK interest, attributable from convertible notes of Silicon Genesis Corporation.  The Fund has amended its disclosure under the aforementioned caption to be consistent with this disclosure.

Mr. Dominic Minore
Senior Counsel
U.S. Securities and Exchange Commission
November 15, 2013

Financial Statements -- Schedule of Investments Table - (Page F-6)

10.           Comment:  In the middle column entitled "Type of Investment," is any part of the 20% interest on the two convertible notes PIK interest? If yes, please break it out in the Table.

Response:  Comment accepted.  Yes, all of the interest on the two convertible notes is PIK interest.  A footnote has been added to the Table to reflect that disclosure.

Provisions of the Maryland General Corporation Law and our Charter and Bylaws – Control Share Acquisitions – (Page 76)

11.           Comment:  Fifth paragraph from the top of the page. Rewrite the last sentence of the paragraph as follows:  "However, we will amend  our bylaws to be subject to the Maryland  Control Share Acquisition Act only if (i) the board of directors determines that it would be in our best interest based, in part, on our determination that  our being subject to the Maryland  Control  Share Acquisition Act does not conflict with the 1940  Act; and (ii) the staff does not object  to our determination that our being subject to the Maryland Control  Share Acquisition  Act does not conflict with the 1940 Act”.

Response:  Comment accepted. The Fund has amended the last sentence of the above-referenced paragraph on page 77 of Amendment No. 2 with the new sentence suggested by the Staff.

Description of Our Subscription Rights – (Page 78)

12.           Comment:  The staff requests that the Fund review the following no-action letters: Pilgrim Regional Bank Shares Incorporated, Publicly Available, December 11, 1991 and Association of Publicly-Traded Investment Funds, Publicly Available August 2, 1985 and agree to adopt the guidelines set forth in those No-Action Letters to the extent the Fund undertakes a similar transferable rights offerings.

Response:  Comment Accepted.  The Fund represents that it understands that a transferable rights offering made by the Fund at a price below current net asset value in reliance on Section 23(b)(1) is “in connection with an offering to the holders of one or more classes of its capital stock,” if, among other things, it meets the following conditions:

•
the offering fully protects the Fund’s shareholders’ preemptive rights and does not discriminate among the Fund’s shareholders (except for the possible de minimus effect of not offering fractional rights);

Mr. Dominic Minore
Senior Counsel
U.S. Securities and Exchange Commission
November 15, 2013

•	management of the Fund shall use its best efforts to ensure an adequate trading market in the rights for use by the Fund’s shareholders who do not exercise such rights; and

•	the ratio of the offering shall not exceed one new share for each three rights held.

Part C of the Registration Statement - Undertaking

13.           Comment:  Include the following undertakings in Part C of the Registration Statement:

•	The Fund undertakes to file a Post-Effective Amendment to this Registration Statement prior to offering any securities to be priced below the NAV;

•
If the Fund's offering under this Registration Statement when aggregated have an effective cumulate dilutive effect on the Fund's NAV of 15% or more, the Fund will file a Post-Effective Amendment prior to making another offering pursuant to the Registration Statement.  See Full Circle Capital Corp., Fifth Street Finance Corp. and THL Credit Inc.

Response:  Comment accepted:  The Fund has included both undertakings in Part C of the Registration Statement.  In response to a question raised by the Staff, the Fund does not currently intend to seek approval from its shareholders to sell shares of the Fund’s common stock at a net price below net asset value per share, subject to the gross price (before underwriting fees, commissions and offering expenses) being greater than net asset value per share.

Portfolio Companies --  (Page 47)

14.           Comment:  The Staff notes that the Fund invests in Fidelity Institutional Money Market Funds Treasury Portfolio; however, it has not disclosed it. In future filings, please disclose that investment as well as all other money managed fund investments by name.

Response:  Comment accepted.  The Fund has disclosed the holdings of Fidelity Institutional Money Market Funds Treasury Portfolio in the Portfolio Companies Table on page 47 and shall disclose in future filings similar fund holdings.

Signature Page

15.           Comment:  Include the title of the Principal Accounting Officer or Controller to Mr. Landis, if appropriate. If not, the Chief Accounting Officer or Controller must sign the Registration Statement.

Mr. Dominic Minore
Senior Counsel
U.S. Securities and Exchange Commission
November 15, 2013

Response:  Comment accepted.  The Fund has added the title of Principal Accounting Officer to the other titles of Mr. Kevin Landis.

The Fund respectfully requests the Staff’s assistance in completing review of Amendment No. 2.  Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 2 or this response letter to the undersigned at (714) 668-6210 or David A. Hearth of Paul Hastings LLP at (415) 856-7007.

Very truly yours, /s/ JOHN F. DELLA GROTTA John F. Della Grotta of PAUL HASTINGS LLP

cc:	Kevin M. Landis (w/encls.)
Kelvin K. Leung, Esq. (w/encls.)
David A. Hearth, Esq. (w/encls.)